APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Whisk It Good, LLC
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period
	31-Dec-22
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Whisk It Good, LLC
Balance Sheet - unaudited
For the period ended 12/31/22

	Current Period
	31-Dec-22
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Whisk It Good, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period
	31-Dec-22
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Whisk It Good

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales of Product Income	43,620.72
Uncategorized Income	50,465.62
Total Income	**$94,086.34**
Cost of Goods Sold	
Cost of goods sold	884.36
Supplies & materials	12,807.75
Total Cost of goods sold	**13,692.11**
Total Cost of Goods Sold	**$13,692.11**
GROSS PROFIT	**$80,394.23**
Expenses	
Advertising & marketing	54.82
Building & property rent	45,465.62
General business expenses	
Bank fees & service charges	603.52
Continuing education	100.00
Memberships & subscriptions	1,173.60
Uniforms	334.78
Total General business expenses	**2,211.90**
Meals	3,025.26
Travel meals	2.58
Total Meals	**3,027.84**
Payroll expenses	
Wages	10,474.49
Total Payroll expenses	**10,474.49**
Supplies	401.49
Supplies & materials	863.37
Total Supplies	**1,264.86**
Taxes paid	37.90
Payroll taxes	1,652.43
Total Taxes paid	**1,690.33**
Utilities	
Disposal & waste fees	100.00
Electricity	1,806.22
Internet & TV services	412.82
Water & sewer	361.03
Total Utilities	**2,680.07**
Total Expenses	**$66,869.93**
NET OPERATING INCOME	**$13,524.30**

Whisk It Good

Profit and Loss

January - December 2023

	TOTAL
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	379.12
Total Vehicle expenses	**379.12**
Total Other Expenses	**$379.12**
NET OTHER INCOME	**$ -379.12**
NET INCOME	**$13,145.18**

Whisk It Good

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Whisk It Good (8518) - 2	-408.65
Total Bank Accounts	**$ -408.65**
Total Current Assets	**$ -408.65**
Fixed Assets	
Leasehold Improvements	12,340.01
Long-term office equipment	
Computers & tablets	154.39
Furniture	2,525.82
Total Long-term office equipment	**2,680.21**
Retail Store	365,000.00
Tools, machinery, and equipment	6,460.56
Total Fixed Assets	**$386,480.78**
TOTAL ASSETS	**$386,072.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
XXXX3222 - 1	1,229.99
XXXX3797 - 1	95.00
Total Credit Cards	**$1,324.99**
Total Current Liabilities	**$1,324.99**
Long-Term Liabilities	
Mortgages	354,000.00
Total Long-Term Liabilities	**$354,000.00**
Total Liabilities	**$355,324.99**
Equity	
Opening balance equity	7,548.86
Owner draws	-12,449.87
Owner investments	22,421.39
Retained Earnings	81.58
Net Income	13,145.18
Total Equity	**$30,747.14**
TOTAL LIABILITIES AND EQUITY	**$386,072.13**

Whisk It Good

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales of Product Income	2,624.43
Services	424.24
Total Income	**$3,048.67**
Cost of Goods Sold	
Cost of goods sold	
Supplies & materials	688.14
Total Cost of goods sold	**688.14**
Total Cost of Goods Sold	**$688.14**
GROSS PROFIT	**$2,360.53**
Expenses	
Advertising & marketing	28.91
Business licences	110.00
Contract labor	232.20
General business expenses	
Bank fees & service charges	144.00
Memberships & subscriptions	833.71
Total General business expenses	**977.71**
Meals	242.82
Office expenses	
Software & apps	69.58
Total Office expenses	**69.58**
Taxes paid	246.00
Payroll taxes	142.64
Total Taxes paid	**388.64**
Utilities	
Water & sewer	44.55
Total Utilities	**44.55**
Total Expenses	**$2,094.41**
NET OPERATING INCOME	**$266.12**
NET INCOME	**$266.12**

Whisk It Good

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Whisk It Good (8518) - 2	1,570.85
Total Bank Accounts	**$1,570.85**
Total Current Assets	**$1,570.85**
Fixed Assets	
Leasehold Improvements	12,340.01
Long-term office equipment	
Computers & tablets	154.39
Furniture	2,525.82
Total Long-term office equipment	**2,680.21**
Retail Store	365,000.00
Tools, machinery, and equipment	6,460.56
Total Fixed Assets	**$386,480.78**
TOTAL ASSETS	**$388,051.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
XXXX3222 - 1	1,229.99
XXXX3797 - 1	95.00
Total Credit Cards	**$1,324.99**
Total Current Liabilities	**$1,324.99**
Long-Term Liabilities	
Mortgages	354,000.00
Total Long-Term Liabilities	**$354,000.00**
Total Liabilities	**$355,324.99**
Equity	
Opening balance equity	7,548.86
Owner draws	-13,321.62
Owner investments	25,006.52
Retained Earnings	13,226.76
Net Income	266.12
Total Equity	**$32,726.64**
TOTAL LIABILITIES AND EQUITY	**$388,051.63**

I, Chelsea Norsten, certify that:

1. The financial statements of Whisk It Good included in this Form are true and complete in all material respects; and
2. The tax return information of Whisk It Good included in this Form reflects accurately the information reported on the tax return for Whisk It Good for the fiscal year ended 2022 (most recently available as of the Date of this Form C).

Signature   _Chelsea Norsten_

Name: Chelsea Norsten

Title: Owner